For Immediate Release

NOVADAQ Announces Appointment of Karen A. Licitra to its Board of Directors

Toronto, Ontario – September 6, 2016 – NOVADAQ Technologies Inc. ("NOVADAQ" or the “Company") (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, announced today that Karen A. Licitra will be joining the Company’s Board of Directors.

Ms. Licitra has a track record of accomplishments in sales, marketing, commercial and general management in the global healthcare industry. In her career with Johnson & Johnson that spanned over 30 years, she most recently served as Corporate Vice President Worldwide Government Affairs & Policy before retiring in August 2015. Prior to her role in governmental affairs, Ms. Licitra was Worldwide Chairman, Global Medical Solutions Group within Johnson & Johnson’s Medical Device and Diagnostics segment. In that role, she was responsible for setting the strategy and vision for an $8.6 billion global portfolio of healthcare companies including VisionCare, Diabetes Care, Ortho Clinical Diagnostics, and Advanced Sterilization Products, as well as the Sedation business unit. She also led the Medical Device & Diagnostics center of excellence for regulatory affairs. Before her rise to Worldwide Chairman, Ms. Licitra was Company Group Chairman for Johnson & Johnson and Worldwide Franchise Chairman for Ethicon Endo-Surgery, Inc. and Johnson & Johnson Medical, Canada. She is a member of the board of directors of SI-Bone, Inc. and was a member of the Board of Trustees for the Saint Peter's Healthcare System. Ms. Licitra also served as Chair Emeritus for the Campaign to End Obesity, which advances U.S. national policy and platforms to combat obesity, as well as Chair of the Campaign’s Advisory Council. She was named to Fortune's 50 Most Powerful Women in Business list in 2012.

“Karen is a seasoned leader who brings an impressive wealth of healthcare knowledge and executive management expertise to NOVADAQ," commented Bill MacKinnon, Chairman of the Company’s Board of Directors. "We are excited to welcome her to the Board and very much look forward to the valuable expertise and leadership she will bring to Novadaq."

NOVADAQ further announced that, in conjunction with Ms. Licitra’s appointment, Harold O. Koch will be resigning from his position as a director of the Company and chair of the Governance Committee.

Commenting on Mr. Koch’s thirteen year tenure on the Company’s Board, Mr. MacKinnon added, “Harold has worked tirelessly during his time on the Board of Directors and has provided critical guidance to the Company since its formation and through its critical growth periods. On behalf of the Board of Directors everyone at the Company, I would like to thank Harold for his dedication to NOVADAQ. We wish Harold the very best in his future endeavours and will greatly miss him.”

About NOVADAQ Technologies Inc.

NOVADAQ’s global mission is to enable physicians with point-of-care imaging solutions that provide real time clinically significant and actionable information to improve care quality and lower healthcare costs. Using NOVADAQ’s SPY fluorescence imaging technology, physicians can personalize therapy and achieve optimal results through the precise visualization of blood flow in vessels, micro-vessels, tissue perfusion and critical anatomical structures during the course of treatment. SPY technology enables the delivery of personalized therapies and the achievement of the optimal results for each individual patient. More than 210 peer-reviewed publications demonstrate that the use of SPY technology will reduce post-procedure complication rates and the cost of care for a broad variety of surgical treatments for cancer, cardiovascular diseases and other conditions, helping to ensure that patients benefit from the very best possible treatment and outcome.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared, Health Canada licensed, CE Marked and registered worldwide for use in multiple surgical specialties and medical applications. The endoscopic version of SPY technology, known as PINPOINT, combines the fluorescence imaging capabilities of SPY with the high definition visible light visualization to establish a new standard in the quality and performance of minimally invasive surgery. NOVADAQ’s LUNA System is used to visualize blood flow and tissue perfusion while treating patients with atherosclerotic cardiovascular disease that impairs blood flow to the extremities and increases the risk for the development of complications such as acute and chronic non-healing wounds and limb loss. NOVADAQ is the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, PINPOINT, LUNA and the illumination square design are registered trademarks of Novadaq Technologies Inc. LifeNet Health and DermACELL are registered trademarks of LifeNet Health.

For more information, please contact:

Roger Deck
Chief Financial Officer
1-905-629-3822 ext. 206
rdeck@novadaq.com